                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF MARCH, 2001

                        GULF INDONESIA RESOURCES LIMITED
             (Exact name of Registrant as specified in its charter)
                         COMMISSION FILE NUMBER 1-14698

                              NEW BRUNSWICK, CANADA
         (State or other jurisdiction of incorporation or organization)

              20th-24th Floor, Wisma 46 - Kota BNI, Jalan Jenderal
                     Sudirman Kavling 1, Jakarta, Indonesia
                      10220 (Address of principal executive
                                    offices)

                Registrant's telephone number, include area code:
                                (62-21) 574-2120

                  Indicate by check mark whether the Registrant
               files or will file annual reports under cover Form
                                20-F or Form 40-F

                           Form 20-F      Form 40-F   X
                                     ----           -----

         Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No  X
                                      ---    ---

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    GULF INDONESIA RESOURCES LIMITED
                                    (Registrant)



                                    By:  /s/ ALAN P. SCOTT
                                       -----------------------------------------
                                             Alan P. Scott, Corporate Secretary

                                    Date:    MAY 15, 2001
                                    Total number of sequential pages - 19
                                    Exhibit Index appears on page 2

                                  COMPANY NAME
               FORM 6-K FOR THE THREE MONTHS ENDED MARCH 31, 2001



1.       Exhibit Index

         First quarter report to shareholders for the
         three months ended March 31, 2001                      p. 3-19

           INTERIM REPORT 1 FOR THE THREE MONTHS ENDED MARCH 31, 2001


          (ALL DOLLAR AMOUNTS IN THIS REPORT ARE UNITED STATES DOLLARS)



                        GULF INDONESIA ADDS VALUE THROUGH
                     GAS MARKETING AND EXPLORATION SUCCESSES

In the first quarter of 2001, Gulf Indonesia continued to build on its strong fundamentals with successes in gas marketing and exploration. The achievements included:

o Signing of agreements for the supply of 2.27 trillion cubic feet (Gulf share 700 billion cubic feet) of gas from Sumatra to Singapore over 20 years, with pricing for the gas linked to fuel oil prices;

o Completion of drilling of the Suban-5 gas delineation well in the Corridor PSC (Gulf 54% WI), with a flow rate of 31 million cubic feet per day of natural gas from testing;

o Discovery of oil in the offshore Ketapang PSC (Gulf 50% WI), with two tests on the Bukit Tua-1 discovery well resulting in a combined flow rate of 7,250 barrels of oil per day;

o Completion of a delineation program on the Ujung Pangkah field in the offshore Pangkah PSC (Gulf 12% WI), resulting in the certification of over 450 bcf (Gulf share 54 bcf) of 'technically' proved plus probable liquids-rich gas reserves;

o Commencement of early gas deliveries from the Kakap PSC (Gulf 31.25% WI) for the West Natuna Gas Project;

The first quarter results are as follows:

                                                   Three Months Ended March 31,
                                                      2001             2000
                                                  ------------     ------------
CASH GENERATED FROM OPERATIONS
 Millions of dollars                                        37               63
  Per share                                               0.42             0.71
EARNINGS
 Millions of dollars                                         9               20
  Per share                                               0.10             0.23
EBITDAX(1)
 Millions of dollars                                        56               70
  Per share                                               0.63             0.80
VOLUMES (gross sales)
 Thousands of barrels of oil equivalent per day           41.7             47.1
PRICES (average)
 Dollars per barrel of oil equivalent                    21.30            22.09
OPERATING COSTS (average)
 Dollars per barrel of oil equivalent                     1.87             1.81

(1) EBITDAX: earnings before interest, taxes, depletion, depreciation, amortization, exploration expense and other non-cash charges.

o Cash generated from operations of $37 million ($0.42 per share), compared to $63 million ($0.71 per share) in the first quarter of 2000, reflecting the impact of lower volumes, lower realized prices for Indonesian crude types, and the recognition of current taxes for the Corridor PSC, partially offset by an improvement in net finance charges.

GULF INDONESIA RESOURCES LIMITED

o Earnings of $9 million ($0.10 per share) compared to $20 million ($0.23 per share) in the first quarter of 2000, reflecting the impact of lower volumes, lower realized prices for Indonesian crude types, and higher dry hole costs, partially offset by an improvement in net finance charges.

The 2001 results reflect a reduction in the company's reported share of Corridor Gas Project results from 60 per cent to 54 per cent. Prior to 2001, the company had recorded an increased share of production as repayment of certain costs incurred by the company on behalf of Pertamina's working interest share of the Corridor Gas Project development. The high level of cash generated from the Project since startup accelerated Pertamina's repayment of these costs to the end of 2000.

The high level of cash generated from the Project also served to increase the present value of the tax pools related to the Corridor PSC by accelerating their recovery. In the fourth quarter of 2000, the company fully utilized the available tax pools of the Corridor PSC and began paying current income taxes.

EXPLORATION & DELINEATION ACTIVITIES

OFFSHORE OIL AND GAS

The company's "big-hit" offshore oil exploration program continued in the first quarter of 2001, resulting in an oil discovery at Bukit Tua in the Ketapang PSC area, located offshore East Java.

Two tests on the Bukit Tua-1 well flowed at a combined rate of 7,250 barrels per day, with the test of perforations between 6,346 and 6,386 feet yielding approximately 4,450 barrels of oil per day, and the test of a cased interval between 6,466 and 6,488 feet yielding approximately 2,800 barrels of oil per day. Analysis of oil samples taken from the well indicated that the oil was high quality (38 degree API) with very low hydrogen sulfide content.

Two additional prospects in the Ketapang PSC will be drilled in the second quarter of 2001, including the Payang-1 well, which was spudded in mid-April. Delineation drilling and 3D seismic at Bukit Tua are being proposed for later in 2001. Gulf Indonesia holds a 50 per cent working interest and is operator of the Ketapang PSC.

In the Pangkah Block offshore East Java, an appraisal drilling program was successfully completed on the Ujung Pangkah field discovered in late 1998. The appraisal program conducted during December 2000 and January 2001 consisted of two new vertical wells, UP-2 and UP-3, and a planned step-out sidetrack of the UP-2 well. Analysis of results by leading independent experts has resulted in the certification of `technically' proved plus probable gas reserves for the field of over 450 billion cubic feet of liquids-rich gas (Gulf share 54 billion cubic feet). The appraisal program has also confirmed the presence of a significant oil accumulation underlying the gas, which will be the subject of further study. Gulf Indonesia has a 12 per cent non-operated working interest in the Pangkah PSC.

In the Sebuku PSC (Gulf 100% WI), the company drilled the Pangkat-1 well in the first quarter. The well tested small quantities of oil, but was plugged and abandoned.

ONSHORE GAS

During the first quarter of 2001, drilling was completed on the Suban-5 well in the large Suban gas field in the Corridor PSC area. Testing of the well resulted in a flow rate of 31 million cubic feet per day (mmcf/d) of natural gas at 2,800 pounds per square inch flowing tubing pressure through a 3/4-inch choke. Additional testing of Suban-5 is underway to provide further information on gas reserves and reservoir continuity.

GULF INDONESIA RESOURCES LIMITED

The Suban-6 well, located in the central region of the field, was spudded on April 12 and drilling is expected to be completed during the second quarter. Two more delineation wells are tentatively planned during 2001 to further establish the size of the Suban field.

ONSHORE OIL

The company drilled two wells in the first quarter of 2001 to delineate the Suban Baru oil accumulation that is located in shallow sands above the large Suban gas reservoir. The first well was plugged and abandoned due to sub-economic quantities of oil production in testing, and the results of the second well are currently under evaluation.

PRODUCTION & DEVELOPMENT ACTIVITIES

ONSHORE GAS

Sumatra Gas to Singapore

On February 12, 2001, the company entered into definitive agreements for the supply of 2.27 trillion cubic feet (Gulf share 700 billion cubic feet) of sales gas from Sumatra to Singapore over 20 years. Pricing for the gas sales will be linked to the price of high sulphur fuel oil in Singapore. First gas under these agreements is targeted for mid-2003 at daily contract quantities of 42 mmcf/d (net to Gulf), increasing over time to 110 mmcf/d (net to Gulf) by 2009.

Corridor Gas Project

In the first quarter of 2001, onshore natural gas sales volumes from the Corridor Gas Project averaged 144 mmcf/d, compared to 171 mmcf/d during the same period last year, reflecting the following:

o A reduction of approximately 17 mmcf/d related to the change in the company's reported share of Corridor Gas Project results from 60 per cent to 54 per cent.

o A reduction of approximately 7 mmcf/d related to the impact of operational issues at the Duri Steamflood during the first quarter of 2001, which reduced the gas takes by Caltex to levels below the contracted take or pay quantities. Gas takes in the second and third quarter of 2001 are now forecast at levels below the first quarter. During periods where the gas takes fall below take or pay levels, Gulf will receive oil volumes equivalent to the contracted take or pay quantities of gas, thereby maintaining a minimum level of Duri crude oil liftings. Gulf will deliver the make-up gas when the buyer's demand requirements increase to above take or pay levels, which the company is forecasting could occur by the fourth quarter of 2001 or early in 2002.

o An increase in the carbon dioxide removal capacity at the Grissik gas plant during the latter part of 2000, which improved the energy content of the sales gas stream in the first quarter of 2001 by over two percent and reduced the volumes required to meet the energy demand of the buyer by approximately 3 mmcf/d. Since the amount of Duri crude oil received in exchange for the natural gas deliveries is calculated based on energy and the pipeline tariff is calculated based on volume, the higher energy content of the gas improves overall netbacks by reducing the pipeline tariff per unit of energy sold.

Corridor gas volumes continue to be dependent on the demand from Caltex and are now targeted to average 143 mmcf/d for the full year 2001.

ONSHORE OIL

Gulf Indonesia's share of onshore crude oil and condensate volumes for the first quarter of 2001 was 13,900 b/d, compared to 14,500 b/d in the same period last year, as natural reservoir declines and

GULF INDONESIA RESOURCES LIMITED

reduced overriding royalty production payments more than offset the impact of development activities in the Corridor TAC and Jambi EOR areas over the past year. Onshore oil volumes are now forecast to average 14,200 b/d for the full year 2001.

OFFSHORE OIL AND GAS

West Natuna Gas Project

End users in Singapore commenced taking early gas deliveries from the Kakap PSC on March 8, 2001 and Gulf Indonesia's share of gas sales volumes for the first quarter were approximately 1 mmcf/d. Volumes are expected to increase during the second quarter, dependent on the requirements of the end users and the ability of the other West Natuna Group producers to deliver gas. Offshore gas sales volumes for the full year 2001 are now forecast to average 9 mmcf/d.

Gulf Indonesia's share of offshore crude oil and condensate sales volumes for the first quarter of 2001 were 3,700 b/d, compared to 4,100 b/d in the same period last year, as natural production declines more than offset the impact of reduced inventory build-up. Full year 2001 offshore oil volumes continue to be forecast at 3,000 b/d.

OUTLOOK

With the signing of the Sumatra Gas to Singapore sales contract, the company now has approximately two trillion cubic feet of gas under contract, providing definable growth in overall sales volumes from its existing asset base to around 60,000 boe/d by the third quarter of 2003, which is expected to be sustainable through 2008.

In addition, the on-going delineation program at Suban has identified additional gas reserves beyond current contracted amounts and discussions have begun for the supply of gas to Malaysia, an entirely new market for Gulf Indonesia's gas, and with export-oriented energy consumers within Indonesia.

The company's offshore exploration successes over the past few years (at Ujung Pangkah, Ande Ande Lumut, and most recently at Bukit Tua) provide further potential for substantial volume growth and the company is continuing its exciting exploration program with the drilling of two more wells in the Ketapang Block in the second quarter of 2001.

The company is also actively evaluating strategic acquisition opportunities to further lever off of the substantial knowledge base it has acquired through its 40 years of experience in Indonesia.



On behalf of the Board of Directors and the employees of Gulf Indonesia,




William T. Fanagan
President and Chief Executive Officer
May 7, 2001

This report contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including information about forecasted sales volumes, reserve quantities, and proposed drilling programs and the results thereof. Although Gulf Indonesia believes that its expectations are based on reasonable assumptions, these assumptions are subject to a wide range of business risks and technical risks, including those inherent in exploration for oil and gas, and there is no assurance Gulf Indonesia's objectives will be achieved.

GULF INDONESIA RESOURCES LIMITED

FINANCIAL REVIEW

CASH GENERATED FROM OPERATIONS AND EARNINGS

TOTAL COMPANY

                                                                        THREE MONTHS ENDED MARCH 31
                                                                  2001                                2000
                                                     ------------------------------      ------------------------------
                                                       $MILLION           $/boe            $million           $/boe
                                                     ------------      ------------      ------------      ------------

Gross oil and gas revenue                                      80             21.30                95             22.09
Government take                                               (16)            (4.18)              (16)            (3.71)
                                                     ------------      ------------      ------------      ------------
Net oil and gas revenue                                        64             17.12                79             18.38
Other revenue                                                   1              0.37                 1              0.26
Operating expense                                              (7)            (1.87)               (8)            (1.81)
Exploration expense                                           (11)            (2.98)               (1)            (0.39)
General and administration expense                             (1)            (0.39)               (1)            (0.35)
Depreciation, depletion and amortization expense              (14)            (3.78)              (17)            (4.01)
Finance charges, net
     Cash interest charges, net                                (1)            (0.46)               (5)            (1.23)
     Amortization of debt placement costs                      (1)            (0.17)               (1)            (0.17)
Income tax expense
     Current                                                  (19)            (4.94)               (3)            (0.65)
     Future                                                    (2)            (0.70)              (24)            (5.39)
                                                     ------------      ------------      ------------      ------------
Earnings                                                        9              2.20                20              4.64
Add back non cash items                                        28              7.63                43              9.96
                                                     ------------      ------------      ------------      ------------
Cash generated from operations                                 37              9.83                63             14.60
                                                     ------------      ------------      ------------      ------------

WTI (US$/bbl)                                               28.73                               28.73

Gross volumes sold (mboe/d)                                  41.7                                47.1

Per share (dollars)
     Cash generated from operations                          0.42                                0.71
     Earnings                                                0.10                                0.23

Capital and exploration expenditures                           26                                  14

Net cash (debt) position (at March 31)                         48                                 (97)

Cash generated from operations for the three months ended March 31, 2001 totaled $37 million or $0.42 per share, a 41 per cent decrease over the same period in 2000. Earnings for the first quarter of 2001 were $9 million compared to $20 million for the same period in 2000. A number of factors contributed to the year-over-year decline in the company's reported results, including:

o a reduction in the company's reported share of Corridor Gas Project results from 60 per cent to 54 per cent. Prior to 2001, the company had recorded an increased share of production as repayment of certain costs incurred by the company on behalf of Pertamina's working interest share of the Corridor
     Gas Project development. The high level of cash generated from the Project since startup accelerated Pertamina's repayment of these costs to the end of 2000.

o lower sales volumes due to reduced gas deliveries to Caltex and reservoir declines in its mature oil fields, partially offset by the positive impact of oil development activities in the Corridor TAC and Jambi EOR areas over the past year.

GULF INDONESIA RESOURCES LIMITED

o lower realized prices due to a reduction in the relative demand for Indonesian crude types compared to the West Texas Intermediate (WTI) crude oil benchmark. By March 2001, the relationship of Indonesian crude prices to WTI had returned to five-year average historical levels and in April, the relationship strengthened further.

o recognition of current taxes for the Corridor PSC as higher than anticipated cash generated from the Corridor Gas Project since startup utilized the available tax pools and resulted in the payment of income taxes for this contract area since the fourth quarter of 2000.

o higher dry hole costs resulting from increased exploration activity. In the first quarter of 2001, the company drilled eight exploration/delineation wells of which four were successful (including the Bukit Tua offshore oil discovery), three were unsuccessful, and one is under evaluation. In 2000, no exploration/delineation wells were drilled in the first quarter.

o an improvement in net finance charges as the company's high level of net cash flow in 2000 resulted in a net cash surplus during the first quarter of 2001 compared to net debt position during the first quarter of 2000.

The following table summarizes the impacts of the above items on the company's reported results.

                                                             SALES             CASH
                                                            VOLUMES          GENERATION         EARNINGS
                                                          ------------      ------------      ------------
                                                            (mboe/d)          $MILLION           $MILLION

THREE MONTHS ENDED MARCH 31, 2000                                 47.1                63                20

  Reduction in reported share of Corridor Gas Project
    results from 60 per cent to 54 per cent(1)                    (2.9)               (5)               (2)
  Lower sales volumes                                             (2.5)               (6)               (2)
  Lower realized prices for Indonesia crude types                                     (3)               (1)
  Recognition of current taxes for the Corridor PSC                                  (16)               --
  Higher dry hole costs                                                               --                (9)
  Improvement in net finance charges                                                   4                 3
                                                          ------------      ------------      ------------

THREE MONTHS ENDED MARCH 31, 2001                                 41.7                37                 9


(1) includes results from both natural gas and condensate operations

ONSHORE NATURAL GAS OPERATIONS

During the first quarter of 2001, the company's reported share of results from the onshore natural gas operations decreased from 60 per cent to 54 per cent. As a consequence of this six per cent reduction in working interest, sales volumes, cash generation and earnings for the natural gas operations were reduced by 2,800 boe/d, $4 million and $2 million, respectively.

Gross revenue, before pipeline tariffs, in the first three months of 2001 was $48 million compared to $61 million for the same period last year. The $13 million decrease in gross revenue includes $6 million related to the six per cent reduction in working interest. The remainder of the $7 million decrease in gross revenue was due to a six per cent decline in sales volumes combined with a four per cent reduction in realized prices.

GULF INDONESIA RESOURCES LIMITED

                                                                        THREE MONTHS ENDED MARCH 31
                                                                  2001                                2000
                                                     ------------------------------      ------------------------------
                                                       $MILLION          $/BOE(1)          $million          $/boe(1)
                                                     ------------      ------------      ------------      ------------

Gross gas revenue
     Before pipeline tariff                                    48             22.43                61             23.38
     Pipeline tariff                                           (8)            (3.72)              (10)            (3.72)
Government take                                                (2)            (1.10)               (3)            (1.11)
                                                     ------------      ------------      ------------      ------------
Net gas revenue                                                38             17.61                48             18.55
Operating expense                                              (1)            (0.60)               (3)            (0.97)
Depreciation, depletion and amortization expense               (6)            (2.54)               (7)            (2.84)
Finance charges, net
     Cash interest charges, net                                (1)            (0.78)               (5)            (2.03)
     Amortization of debt placement costs                      (1)            (0.30)               (1)            (0.28)
Income tax expense
     Current                                                  (15)            (6.73)               --                --
     Future                                                    (1)            (0.76)              (18)            (7.02)
                                                     ------------      ------------      ------------      ------------
Earnings                                                       13              5.90                14              5.41
Add back non cash items                                         8              3.60                26             10.14
                                                     ------------      ------------      ------------      ------------
Cash generated from operations                                 21              9.50                40             15.55
                                                     ------------      ------------      ------------      ------------
Gross volumes sold
     Mmcf/d                                                   144                                 171
     Mboe/d                                                  24.0                                28.5

(1) $/boe based on natural gas BOE volumes

Natural gas prices are dependent on crude oil prices as the company's contracted natural gas volumes are exchanged for Duri crude oil production on an energy equivalent basis. The four per cent decline in realized prices compared to 2000 was due to a reduction in the relative demand for Duri crude oil compared to the WTI crude oil benchmark during the first quarter.

The year-over-year volume decrease was due to:

o a reduction of approximately 17 mmcf/d (2,800 boe/d) attributable to the company's change in working interest from 60 per cent to 54 per cent,

o a reduction of approximately 7 mmcf/d (1,100 boe/d) related to the impact of operational issues at the Duri Steamflood during the first quarter of 2001, which reduced the gas takes by Caltex to levels below the contracted take or pay quantities, and

o an increase in the carbon dioxide removal capacity at the Grissik gas plant during the latter part of 2000, which improved the energy content of the sales gas stream in the first quarter of 2001 by over two percent and reduced the volumes required to meet the energy demand of the buyer by approximately 3 mmcf/d (600 boe/d).

Government take in the first quarter of 2001 and 2000 was approximately six per cent of gross revenue. The low rate reflects natural gas cost pools and a lower government take percentage for natural gas compared to liquids. Government take is expected to remain at these low levels throughout 2001.

Operating expense on a per barrel of oil equivalent basis for the first quarter of 2001 was $0.60 per boe compared to $0.97 per boe in 2000, a 38 per cent improvement. The installation of pre-treatment facilities at the Grissik gas plant in the second quarter of 2000 was largely responsible for the cost

Gulf Indonesia Resources Limited

improvement as no membrane change outs were required during the first quarter of 2001, compared to $0.24 per boe of membrane costs incurred in the first quarter of 2000.

Cash interest expense is net of interest income on cash restricted in use related to the Corridor Loan. During the first three months of 2001, the company expensed $1 million in net cash finance costs associated with the Corridor Loan compared to $5 million in 2000 due largely to the impact of significant Corridor Loan repayments in 2000.

Depreciation, depletion and amortization was $6 million or $2.54 per boe in 2001 compared to $7 million or $2.84 per boe in 2000. The lower depletion rates per boe in 2001 reflect the benefit of substantial reserve additions at year-end 2000.

Income tax expense (current and future) in the first quarter of 2001 was $16 million compared to $18 million for the first quarter of 2000, or approximately 56 per cent of pre-tax earnings for both years. As a consequence of full utilization in the fourth quarter of 2000 of the Corridor PSC's available tax pools, the company recognized $15 million (2000 - $nil) of cash tax obligations during 2001, which in prior years would have been recorded as future taxes.

ONSHORE OIL OPERATIONS

                                                                        THREE MONTHS ENDED MARCH 31
                                                                  2001                                2000
                                                     ------------------------------      ------------------------------
                                                       $MILLION            $/BBL           $million            $/bbl
                                                     ------------      ------------      ------------      ------------

Gross liquids revenue                                          31             24.41                34             25.80
Government take                                               (11)            (8.62)              (11)            (8.15)
                                                     ------------      ------------      ------------      ------------
Net liquids revenue                                            20             15.79                23             17.65
Operating expense                                              (4)            (3.16)               (4)            (2.85)
Depreciation, depletion and amortization expense               (5)            (4.41)               (8)            (5.66)
Income tax expense
     Current                                                   (4)            (2.90)               (3)            (1.89)
     Future                                                    (2)            (1.76)               (4)            (3.20)
                                                     ------------      ------------      ------------      ------------
Earnings                                                        5              3.56                 4              4.05
Add back non-cash items                                         7              6.17                13              8.86
                                                     ------------      ------------      ------------      ------------
Cash generated from operations                                 12              9.73                17             12.91
                                                     ------------      ------------      ------------      ------------
Gross volumes sold (mb/d)
     Excluding Arun                                          13.7                                14.1
     Arun                                                     0.2                                 0.4
                                                     ------------      ------------      ------------      ------------
                                                             13.9                                14.5
                                                     ------------      ------------      ------------      ------------


Gross revenue for the first quarter of 2001 was $31 million compared to $34 million for the same period of 2000 due to declines in both realized prices and sales volumes.

Realized prices were $24.41 per barrel in 2001 compared to $25.80 per barrel in 2000, or five per cent lower, as a result of a reduction in the relative demand for Indonesian crude types compared to the WTI crude oil benchmark.

Excluding volumes related to the Arun overriding production payment, onshore oil sales volumes were 13,700 b/d in 2001 compared to 14,100 b/d in 2000 as the impact of development activities in the

GULF INDONESIA RESOURCES LIMITED

Corridor TAC and Jambi EOR areas over the past year were more than offset by natural reservoir declines and reduced overriding royalty production payments.

Government take averaged approximately 35 per cent of gross revenue during the first three months of 2001 compared to 32 per cent of gross revenue in 2000.
The three per cent increase in the 2001 government take rate reflects the full utilization during 2000 of certain opening cost pools for the Jambi EOR contract area.

Operating expense for the first quarter of 2001 was $3.16 per barrel, compared to $2.85 per barrel in 2000, and reflects the impact of fixed costs and lower production.

Depreciation, depletion and amortization to date was $5 million or $4.41 per barrel compared to $8 million or $5.66 per barrel in 2000. The $1.25 per barrel improvement in the 2001 depletion rates is due in large part to reserve additions in the Corridor TAC.

Income tax expense in the first quarter of 2001 and 2000 was approximately 56 per cent of pre-tax earnings.

OFFSHORE OIL AND GAS OPERATIONS

                                                                        THREE MONTHS ENDED MARCH 31
                                                                  2001                                2000
                                                     ------------------------------      ------------------------------
                                                       $million           $/boe            $million           $/boe
                                                     ------------      ------------      ------------      ------------

Gross oil and gas revenue                                       9             26.28                10             25.74
Government take                                                (3)            (7.47)               (2)            (5.95)
                                                     ------------      ------------      ------------      ------------
Net oil and gas revenue                                         6             18.81                 8             19.79
Operating expense                                              (2)            (5.18)               (1)            (3.95)
Depreciation, depletion and amortization expense               (3)            (9.36)               (2)            (6.24)
Income tax expense
     Current                                                   --             (0.77)               --             (0.79)
     Future                                                    (1)            (2.21)               (2)            (2.82)
                                                     ------------      ------------      ------------      ------------
Earnings                                                       --              1.29                 3              5.99
Add back non cash items                                         4             11.57                 3              9.06
                                                     ------------      ------------      ------------      ------------
Cash generated from operations                                  4             12.86                 6             15.05
                                                     ------------      ------------      ------------      ------------

Gross volumes sold (mboe/d)
     Natural gas                                              0.1                                  --
     Crude oil and condensate                                 3.9                                 4.9
                                                     ------------      ------------      ------------      ------------
                                                              4.0                                 4.9
Inventory build-up (mboe/d)                                  (0.2)                               (0.8)
                                                     ------------      ------------      ------------      ------------
Gross volumes sold (mboe/d)                                   3.8                                 4.1
                                                     ------------      ------------      ------------      ------------

Gross oil and gas revenue for the first three months of 2001 was $9 million compared to $10 million in 2000 as slightly stronger prices were more than offset by lower volumes.

Production volumes for the first quarter of 2001 were 4,000 boe/d compared to 4,900 boe/d in 2000. End users in Singapore commenced taking early gas deliveries from the West Natuna Gas Project on March 8, 2001 and the company's share of gas sales volumes for the first quarter was approximately 1

GULF INDONESIA RESOURCES LIMITED

mmcf/d (100 boe/d). Year-to-date crude oil production volumes were 3,900 boe/d, 20 per cent lower than 2000 levels due to reservoir declines.

Operating expense for the first quarter of 2001 was $5.18 per barrel of oil equivalent compared to $3.95 per barrel of oil equivalent in 2000. The per barrel increase reflects relatively fixed expenses and declining production. As the production from the West Natuna gas project increases over time to full contract rates, operating expense on a per barrel of oil equivalent basis will decline as these fixed costs will also support natural gas sales from the project.

Depreciation, depletion and amortization was $3 million for the first three months of 2001 compared to $2 million in 2000.

EXPLORATION

Exploration expense for the first quarter of 2001 was $11 million compared to $1 million for the same period in 2000. The $10 million increase in exploration expense is due to the write-off of three unsuccessful exploration wells, including a $7 million charge associated with the costs of the unsuccessful Pangkat-1 well drilled in the non-producing Sebuku PSC. In the first quarter of 2000, no exploration wells were drilled.

NET CASH FLOW AND FINANCIAL POSITION

                                                     MARCH 31, 2001      DECEMBER 31, 2000
                                                     ---------------     -----------------

Cash and short-term investments                      $           114      $           107
Cash restricted in use                                            61                   97
Less: Long-term debt (including current portion)                (127)                (142)
                                                     ---------------      ---------------
Net cash position                                    $            48      $            62
                                                     ---------------      ---------------

During the first quarter of 2001, the company's net cash position decreased by $14 million to $48 million. Capital and exploration expenditures of $26 million combined with a $25 million increase in non-cash working capital more than offset the $37 million of cash generated from operations.

Cash balances in the first quarter of 2001 were also impacted by operational issues at the Duri Steamflood which resulted in reduced gas takes by Caltex to levels below contracted take or pay quantities. The company will receive the cash equivalent on the first quarter contracted take or pay quantities shortfall in the second quarter.

Long-term debt outstanding was $127 million at March 31, 2001. During the quarter, the company made a $15 million repayment on the Corridor Loan, which consisted of a $6 million scheduled repayment (2000 - $16 million) and a $9 million mandatory early repayment (2000 - $7 million). A further repayment of approximately $11 million will be made on May 8, 2001, of which $5 million relates to scheduled repayments and $6 million to mandatory early repayments.

Under the terms of the Corridor Loan, net cash flows from the Corridor PSC contribute to certain cash reserve requirements which the company reports as "cash restricted in use". Additionally, a specified percentage of the surplus cash is used to fund mandatory early repayments with the remainder released

GULF INDONESIA RESOURCES LIMITED

to the company. During the first quarter of 2001, $22 million was released to the unrestricted cash category with a further $13 million to be released on May 8, 2001.

The company plans to spend approximately $140 million on capital and exploration expenditures in 2001. Actual capital spending will depend partially on the timing of expenditures on capital projects, the results of the company's exploration activities and decisions regarding timing of delineation wells.

The company expects to be able to fund its currently planned exploration and development programs with internally generated cash. When appropriate, the company will use hedging to help ensure the predictability of internal cash flows. Although, the company does not currently have any outstanding oil price hedge positions it will continue to assess its capital requirements and the need for price security in the future.

The company is actively looking at potential uses for its surplus cash. The cash may be used in whole or in part for funding of development following potential exploration successes, acquisitions, or debt repayments. The eventual use of the company's surplus cash may be influenced by certain risk factors in Indonesia, which are more fully described below.

RISKS AND UNCERTAINTIES

INDONESIAN ECONOMIC AND POLITICAL RISK

Substantially all of the company's assets, with the exception of cash and short-term investments, are located in Indonesia. The company has not historically experienced problems from civil unrest or disputes with the Indonesian government. The Indonesian government has exercised and continues to exercise significant influence over many aspects of the Indonesian economy, including the oil and gas industry as demonstrated by the introduction of two new laws (on revenue sharing and autonomy) and a proposed oil and gas law. The company is attempting to mitigate its risk through building strong relationships with the local communities and government in areas in which it operates. However, it is unclear at the present time what impact, if any, Indonesia's current economic and political environment will have on the company's financial position, results of operations or potential for further growth.

An additional consequence of Indonesia's political and economic uncertainty is fluctuation in the Rupiah/U.S. dollar exchange rate. The currency volatility is not expected to have a material long-term impact on the company's financial position as all current revenues are U.S. dollar-denominated, all major contracts entered into are in U.S. dollars and Rupiah-denominated expenses are limited to approximately 10-15 per cent of the company's overall expenditure profile.

CONSOLIDATED STATEMENTS OF EARNINGS AND
RETAINED EARNINGS (DEFICIT)
(Unaudited)

                                                                    THREE MONTHS
                                                                  ENDED MARCH 31
                                                                  --------------
(millions of United States dollars)                               2001     2000
-----------------------------------                               ----     ----
EARNINGS
   REVENUES
   Gross oil and gas revenue                                     $   80  $   95
   Government take                                                   16      16
                                                                 ------  ------
   Net oil and gas revenue                                           64      79
   Other                                                              1       1
                                                                 ------  ------
                                                                     65      80
                                                                 ------  ------
   EXPENSES
   Operating                                                          7       8
   Exploration                                                       11       1
   General and administration                                         1       1
   Depreciation, depletion and amortization                          14      17
   Finance charges, net                                               2       6
                                                                 ------  ------
                                                                     35      33
                                                                 ------  ------
   Earnings before tax                                               30      47
   Income tax expense                                                21      27
                                                                 ------  ------
   EARNINGS FOR THE PERIOD                                       $    9  $   20
                                                                 ======  ======

RETAINED EARNINGS (DEFICIT)
   BALANCE, BEGINNING OF PERIOD                                  $   81  $   (3)
   Earnings for the period                                            9      20
                                                                 ------  ------
   BALANCE, END OF PERIOD                                        $   90  $   17
                                                                 ======  ======
PER SHARE INFORMATION (dollars per share)
   Cash generated from operations                                $ 0.42  $ 0.71
                                                                 ======  ======
   Earnings                                                      $ 0.10  $ 0.23
                                                                 ======  ======
   Average common shares outstanding (millions)                    87.9    87.9
                                                                 ======  ======

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                                                   THREE MONTHS
                                                                 ENDED MARCH 31
                                                               ----------------
(millions of United States dollars)                             2001      2000
-----------------------------------                            -----      -----
OPERATING ACTIVITIES
   EARNINGS FOR THE PERIOD                                     $   9      $  20
   NON-CASH ITEMS INCLUDED IN EARNINGS:
         Depreciation, depletion and amortization                 14         17
         Exploration expense                                      11          1
         Future income taxes                                       2         24
         Other                                                     1          1
                                                               -----      -----
   CASH GENERATED FROM OPERATIONS                                 37         63
   Changes in non-cash working capital                            (5)        (8)
                                                               -----      -----
                                                                  32         55
                                                               -----      -----

INVESTING ACTIVITIES
   Capital expenditures and exploration expenses                 (26)       (14)
   Decrease in cash restricted in use                             36         12
   Changes in non-cash working capital                           (20)         4
                                                               -----      -----
                                                                 (10)         2
                                                               -----      -----

FINANCING ACTIVITIES
   Long-term debt repayments                                     (15)       (23)
                                                               -----      -----

INCREASE IN CASH                                                   7         34
CASH AND SHORT-TERM INVESTMENTS, BEGINNING OF PERIOD             107         27
                                                               -----      -----
CASH AND SHORT-TERM INVESTMENTS, END OF PERIOD                 $ 114      $  61
                                                               =====      =====

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                              MARCH 31,      December 31,
(millions of United States dollars)             2001             2000
                                            ------------     ------------
                                            (Unaudited)
ASSETS
   CURRENT
   Cash and short-term investments          $        114     $        107
   Cash restricted in use                             61               97
   Accounts receivable                                64               56
   Inventory and other current assets                 35               38
                                            ------------     ------------
                                                     274              298
   DEFERRED CHARGES                                    5                6
   PROPERTY, PLANT AND EQUIPMENT                     757              756
                                            ------------     ------------
                                            $      1,036     $      1,060
                                            ============     ============
LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT
   Accounts payable                         $         33     $         53
   Accounts payable-parent / affiliates               10                9
   Current portion of long-term debt                  26               31
   Other current liabilities                          18               19
                                            ------------     ------------
                                                      87              112
   LONG-TERM DEBT                                    101              111
   FUTURE INCOME TAXES                               259              257
                                            ------------     ------------
                                                     447              480
                                            ------------     ------------
   SHAREHOLDERS' EQUITY
   Share Capital (Note 2)                            499              499
   Retained earnings                                  90               81
                                            ------------     ------------
                                                     589              580
                                            ------------     ------------
                                            $      1,036     $      1,060
                                            ============     ============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts expressed in millions of United States dollars, except where otherwise noted)
(Unaudited)

1.   BASIS OF PRESENTATION

     The interim consolidated financial statements of the company include the accounts of all subsidiary companies, have been prepared by management in accordance with accounting principles generally accepted in Canada and conform in all material respects with International Accounting Standards.

     These interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2000. These statements should be read in conjunction with the consolidated financial statements and the notes thereto in the company's annual report for the year ended December 31, 2000.

2.   SHARE CAPITAL

     AUTHORIZED:
     COMMON SHARES - voting, unlimited number with a par value of U.S.$0.01.

     PREFERRED SHARES - unlimited number. These preference shares rank in priority to the common shares and may be issued from time to time in series, and with the price, rights, preference, privileges and restrictions, including voting and conversion rights, to be fixed by the directors prior to their issue.

ISSUED AND OUTSTANDING:                                NUMBER         AMOUNT
-----------------------                                ------         ------
COMMON SHARES:
At March 31, 2001 and December 31, 2000 and 1999     87,901,350       $  499
                                                     ==========       ======

     The company has a fixed option plan. Pursuant to the terms of the Gulf Indonesia Resources Limited 1997 Stock Option and Incentive Plan, the company may grant options to its employees at any time prior to December 31, 2007. Options outstanding are granted at prices determined at the time the option is granted, provided that the exercise price is not less than the fair market value of the common shares on the date of grant, and have a maximum term of 10 years. A summary of the status of the company's stock options as at March 31, 2001 is presented below:

                                                                   WEIGHTED AVERAGE
                                                          NUMBER    EXERCISE PRICE
                                                        ---------- ----------------
Outstanding, at December 31, 2000                        6,097,625        $   17.04
   Granted                                                   5,000             9.05
   Forfeited                                              (538,125)           18.85
                                                        ----------        ---------
Outstanding, at March 31, 2001                           5,564,500        $   16.86
                                                        ==========        =========
Options exerciseable at March 31, 2001                   4,233,875        $   19.15
                                                        ==========        =========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (amounts expressed in millions of United States dollars, except where otherwise noted)
(Unaudited)

3. SEGMENT INFORMATION


                                                  ONSHORE - GAS                  ONSHORE - OIL             OFFSHORE- OIL & GAS
                                             -------------------------     -------------------------     -------------------------
                                                THREE MONTHS ENDED            THREE MONTHS ENDED             THREE MONTHS ENDED
                                                     MARCH 31,                     MARCH 31,                     MARCH 31,
                                             -------------------------     -------------------------     -------------------------
                                                2001           2000           2001           2000           2001           2000
                                             ----------     ----------     ----------     ----------     ----------     ----------

REVENUES
Gross oil and gas revenue                    $       40     $       51     $       31     $       34     $        9     $       10
Government take                                       2              3             11             11              3              2
                                             ----------     ----------     ----------     ----------     ----------     ----------
Net oil and gas revenue                              38             48             20             23              6              8
Other                                                --             --             --             --             --             --
                                             ----------     ----------     ----------     ----------     ----------     ----------
                                                     38             48             20             23              6              8
                                             ----------     ----------     ----------     ----------     ----------     ----------

EXPENSES
Operating                                             1              3              4              4              2              1
Exploration                                          --             --             --             --             --             --
General and administrative                           --             --             --             --             --             --
Depreciation, depletion and amortization              6              7              5              8              3              2
Finance charges, net                                  2              6             --             --             --             --
                                             ----------     ----------     ----------     ----------     ----------     ----------
                                                      9             16              9             12              5              3
                                             ----------     ----------     ----------     ----------     ----------     ----------
EARNINGS (LOSS) BEFORE TAX                           29             32             11             11              1              5
Income tax expense (recovery)
   Current                                           15             --              4              3             --             --
   Future                                             1             18              2              4              1              2
                                             ----------     ----------     ----------     ----------     ----------     ----------
                                                     16             18              6              7              1              2
                                             ----------     ----------     ----------     ----------     ----------     ----------
EARNINGS (LOSS) FOR THE PERIOD               $       13     $       14     $        5     $        4     $       --     $        3
                                             ==========     ==========     ==========     ==========     ==========     ==========

CASH GENERATION                              $       21     $       40     $       12     $       17     $        4     $        6
                                             ==========     ==========     ==========     ==========     ==========     ==========

CAPITAL EXPENDITURES AND
  EXPLORATION EXPENSES                       $        5     $        3     $        4     $        2     $        2     $        7
                                             ==========     ==========     ==========     ==========     ==========     ==========



                                                   EXPLORATION                   CORPORATE                      TOTAL
                                            -------------------------     -------------------------    ------------------------
                                                THREE MONTHS ENDED           THREE MONTHS ENDED          THREE MONTHS ENDED
                                                     MARCH 31,                    MARCH 31,                   MARCH 31,
                                            -------------------------     -------------------------    ------------------------
                                               2001           2000           2001           2000          2001          2000
                                            ----------     ----------     ----------     ----------    ----------    ----------
REVENUES
Gross oil and gas revenue                   $       --     $       --     $       --     $       --    $       80    $       95
Government take                                     --             --             --             --            16            16
                                            ----------     ----------     ----------     ----------    ----------    ----------
Net oil and gas revenue                             --             --             --             --            64            79
Other                                               --             --              1              1             1             1
                                            ----------     ----------     ----------     ----------    ----------    ----------
                                                    --             --              1              1            65            80
                                            ----------     ----------     ----------     ----------    ----------    ----------
EXPENSES
Operating                                           --             --             --             --             7             8
Exploration                                         11              1             --             --            11             1
General and administrative                          --             --              1              1             1             1
Depreciation, depletion and amortization            --             --             --             --            14            17
Finance charges, net                                --             --             --             --             2             6
                                            ----------     ----------     ----------     ----------    ----------    ----------
                                                    11              1              1              1            35            33
                                            ----------     ----------     ----------     ----------    ----------    ----------
EARNINGS (LOSS) BEFORE TAX                         (11)            (1)            --             --            30            47
Income tax expense (recovery)
   Current                                          --             --             --             --            19             3
   Future                                           (1)            --             (1)            --             2            24
                                            ----------     ----------     ----------     ----------    ----------    ----------
                                                    (1)            --             (1)            --            21            27
                                            ----------     ----------     ----------     ----------    ----------    ----------
EARNINGS (LOSS) FOR THE PERIOD              $      (10)    $       (1)    $        1     $       --    $        9    $       20
                                            ==========     ==========     ==========     ==========    ==========    ==========
CASH GENERATION                             $       --     $       --     $       --     $       --    $       37    $       63
                                            ==========     ==========     ==========     ==========    ==========    ==========

CAPITAL EXPENDITURES AND
  EXPLORATION EXPENSES                      $       15     $        2     $       --     $       --    $       26    $       14
                                            ==========     ==========     ==========     ==========    ==========    ==========

Gulf Indonesia has four reportable segments: onshore gas operations, onshore oil operations, offshore oil and gas operations, and exploration. The operations segments are involved in the production and development of crude oil and natural gas in Indonesia. The onshore operations are focused on the island of Sumatra while the offshore operations are located in the west Natuna Sea. The exploration segment is involved in the exploration for crude oil and natural gas in Indonesia. Gulf Indonesia's reportable segments are strategic business units that are managed separately as each has different operational requirements and focuses. Due to the nature of the operations, there are no intersegment sales and transfers.

The corporate segment is comprised principally of the impact of interest income from unrestricted cash on hand, miscellaneous other revenue, crude oil hedging, and general corporate expenditures.

SUPPLEMENTARY INFORMATION
(Unaudited)

                                                                                THREE MONTHS ENDED MARCH 31
                                                                     -------------------------------------------------
                                                                              2001                      2000
                                                                     -----------------------   -----------------------

VOLUMES SOLD (gross/net)(1)
   Onshore natural gas (millions of cubic feet per day)                       144/138                  171/164
                                                                     =======================   =======================
      Barrels of oil equivalent (thousands of boe per day)(2)               24.0/23.1                28.5/27.3
                                                                     =======================   =======================
   Onshore crude oil and condensate (thousands of barrels per day)           13.9/9.4                14.5/10.3
                                                                     =======================   =======================

   Offshore oil and gas
      Natural gas (millions of cubic feet per day)                                1/1                    --/--
      Crude oil and condensate (thousands of barrels per day)                 3.7/2.5                  4.1/2.9
                                                                     =======================   =======================
      Barrels of oil equivalent (thousands of boe per day)(2)                 3.8/2.6                  4.1/2.9
                                                                     -----------------------   -----------------------
   Total volumes sold (thousands of boe per day)(2)                         41.7/35.1                47.1/40.5
                                                                     =======================   =======================

(1) "Gross" sales reflect the Company's interest prior to deduction of government take; "net" sales are after deduction of government take.

(2)  Natural gas converted at 6:1





GROSS AVERAGE PRICES
   Onshore natural gas (dollars per thousands of cubic feet)          3.12           3.28
                                                                  ========       ========
      Oil equivalent (dollars per barrel of oil equivalent)          18.71          19.66
                                                                  ========       ========

   Onshore crude oil and condensate (dollars per barrel)             24.41          25.80
                                                                  ========       ========

   Offshore oil and gas
      Natural gas (dollars per thousands of cubic feet)               4.25             --
      Crude oil and condensate (dollars per barrel)                  26.31          25.74
                                                                  --------       --------
      Oil equivalent (dollars per barrel of oil equivalent)          26.28          25.74
                                                                  ========       ========

   Combined (dollars per barrel of oil equivalent)
      Average-unhedged                                               21.30          22.09
      Hedging                                                           --             --
                                                                  --------       --------
      Average-hedged                                                 21.30          22.09
                                                                  ========       ========

OIL AND GAS REVENUE (millions of dollars)
   Onshore natural gas                                            $     40       $     51
   Onshore crude oil and condensate                                     31             34
   Offshore
      Natural gas                                                       --             --
      Crude oil and condensate                                           9             10
   Hedging                                                              --             --
                                                                  --------       --------
   GROSS OIL AND GAS REVENUE                                            80             95
   Government take
      Onshore natural gas                                               (2)            (3)
      Onshore crude oil and condensate                                 (11)           (11)
      Offshore
         Natural gas                                                    --             --
         Crude oil and condensate                                       (3)            (2)
                                                                  --------       --------
   NET OIL AND GAS REVENUE                                        $     64       $     79
                                                                  ========       ========